

Mail Stop 7010

June 30, 2008

Via U.S. mail and facsimile @ (972) 448-1456

Harold C. Simmons, Chairman of the Board and Chief Executive Officer
NL Industries, Inc.
Three Lincoln Centre
5430 LBJ Freeway, Suite 1700
Dallas, Texas 75240-2697

> **RE:** **NL Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed on March 12, 2008**
> **File No. 001-00640**
>
> **NL Industries, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed on April 15, 2008**
> **File No. 001-00640**

Dear Mr. Simmons:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 3 – Legal Proceedings
Lead pigment litigation

1. We refer you to the Rhode Island case as well as your other pending cases. You indicate that you cannot reasonably estimate the potential liability. For each case you have discussed, please tell us supplementally and expand future filings to provide an explanation as to why you cannot reasonably estimate the potential liability.

2. With regard to the Rhode Island case, please tell us supplementally and expand future filings to the nature of the State's plan of abatement submitted in September 2007. Clarify whether there is any quantification of abatement remedies, etc.

Other litigation

3. You state that "We currently believe that the disposition of all claims and disputes, individually or in the aggregate, should not have a material adverse effect on our financial position, results of operations or liquidity beyond the accruals already provided." Given your other disclosures, we assume this statement only relates to your "other litigation" discussed in the previous paragraph. We refer you to similar disclosure in Note 19 – Commitments and contingences. Please revise your future filings to better clarify.

Management's Discussion and Analysis
General corporate and other items – Corporate expenses

4. In future filings quantify the litigation and related expenses as well as environmental remediation expenses incurred in each period presented in order to give readers a better insight as to the impact theses items have had on your results of operations.

Note 4 – Marketable securities

5. We note that in March 2007, Valhi paid a special dividend to its stockholders in the form of the shares of TIMET common stock. We further note that you accounted for the receipt of the 2.2 million TIMET shares by reducing the cost basis of your shares of Valhi common stock by the $11.4 million carryover basis of the TIMET shares. Finally, we note that in October 2007, you sold 800,000 shares of the TIMET common stock to Valhi for approximately $26.8 million, resulting in a pre-tax securities transaction gain of $22.7 million. Given that (i) Valhi is your majority owner, (ii) Valhi originally distributed the TIMET stock to

you and (iii) Valhi subsequently bought back a portion of the TIMET stock it distributed to you, please address the appropriateness of recognizing a gain as a result of these transactions. Please tell us why these transactions are not more akin to capital transactions with the resulting cash payment from Valhi reflected as a contribution of cash.

Definite Proxy Statement on Schedule 14A filed on April 15, 2008

Compensation of Executive Officers and Directors and other Information
Compensation Discussion and Analysis

6. In future filings please include a description of the named executive officers' duties for NL Industries and the amount of time that these named officers spend managing the affairs of each company to which they provide services.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in their filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

  You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti at (202) 551-3369 with any other questions.

       Sincerely,

       Terence O'Brien
       Accounting Branch Chief